                                                                   EXHIBIT 99.2A



VISTA GOLD CORP.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)


                                                                          Three Months                     Nine Months
                                                                             Ended                            Ended
                                                                           September 30,                   September 30,
(US Dollars in thousands, except share data)                          1997             1996          1997              1996
----------------------------------------------------------------------------------------------------------------------------------
                                                                   (Unaudited)                            (Unaudited)
                                                                 ---------------------------      ---------------------------
REVENUE                                                              $10,354         $ 9,654         $32,925          $26,062
                                                                 ---------------------------      ---------------------------
EXPENSES

Operating costs                                                        9,096           8,046          26,677           21,851
Depreciation, depletion and provision for
  future reclamation and closure costs                                 2,120           1,345           5,622            3,618
Amortization of deferred stripping                                         -           2,508             985            4,629
                                                                 ---------------------------      ---------------------------
                                                                      11,216          11,899          33,284           30,098
                                                                 ---------------------------      ---------------------------
                                                                 ---------------------------      ---------------------------
RESULTS OF MINING OPERATIONS                                            (862)         (2,245)           (359)          (4,036)
                                                                 ---------------------------      ---------------------------

Mineral exploration and property evaluation                              540             742           2,012            2,396
Corporate administrative                                                 608             719           1,797            1,838
Investor relations                                                        74              51             300              283
Interest expense (income) - net                                          270            (214)            345             (594)
Other expense (income)                                                    76             282            (108)             478
Gain on sale of mineral properties, equipment and investments              -            (542)           (851)            (840)
Equity in loss of Zamora Gold Corp.                                      202             349             660            1,040
Property, plant and equipment write down (Note 2)                     33,000               -          33,000                -
                                                                 ---------------------------      ---------------------------
                                                                      34,770           1,387          37,155            4,601
                                                                 ---------------------------      ---------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES                                  (35,632)         (3,632)        (37,514)          (8,637)

CURRENT INCOME TAXES (RECOVERY)                                           69             (47)             69             (155)

                                                                 ---------------------------      ---------------------------
NET EARNINGS (LOSS)                                                 $(35,701)        $(3,585)       $(37,583)         $(8,482)
                                                                 ===========================      ===========================
EARNINGS (LOSS) PER SHARE                                             $(0.40)         $(0.07)         $(0.42)          $(0.17)
                                                                 ===========================      ===========================
WEIGHTED AVERAGE SHARES OUTSTANDING                               89,152,540      54,932,568      89,083,707       49,096,135
                                                                 ===========================      ===========================




CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS (DEFICIT)

                                                                                                            Nine Months
                                                                                                               Ended
                                                                                                           September 30,
(US Dollars in thousands, except share data)                                                           1997              1996
----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT),
  BEGINNING OF PERIOD                                                                                (10,417)           1,409
                                                                                                  ===========================
NET EARNINGS (LOSS)                                                                                  (37,583)          (8,482)
                                                                                                  ===========================
DEFICIT, END OF PERIOD                                                                               (48,000)          (7,073)
                                                                                                  ===========================

The accompanying notes are an integral part of these consolidated financial statements.

VISTA GOLD CORP.

CONSOLIDATED BALANCE SHEETS

                                                               September 30,   December 31,
(US Dollars in thousands)                                          1997             1996
-------------------------------------------------------------------------------------------
                                                                (Unaudited)    (Audited)
ASSETS

Current Assets
Cash and cash equivalents                                        $   1,023    $   8,598
Marketable securities                                                  207          213
Accounts receivable and other                                        4,199        3,286
Inventories                                                         14,523       16,819
                                                                 ----------------------
                                                                    19,952       28,916
Investment in Zamora Gold Corp.                                      2,841        2,981
Property, plant and equipment, net (Note 2)                         69,179       91,419
                                                                 ----------------------
                                                                 $  91,972    $ 123,316
                                                                 ======================
LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities                         $   6,661    $  10,247
                                                                 ----------------------
                                                                     6,661       10,247

Long-term debt (Note 3)                                              9,300         --
Provisions for future reclamation and closure costs                  4,229        3,897
                                                                 ----------------------
                                                                    20,190       14,144
                                                                 ======================
SHAREHOLDERS' EQUITY

Common shares without par value                                    120,870      120,745
(Issued 1997 - 89,152,540 shares and 1996 - 89,020,405 shares)
Retained earnings (deficit)                                        (48,000)     (10,417)
Currency translation adjustment                                     (1,088)      (1,156)
                                                                 ----------------------
                                                                    71,782      109,172
                                                                 ----------------------
                                                                 $  91,972    $ 123,316
                                                                 ======================


The accompanying notes are an integral part of these consolidated financial statements.

VISTA GOLD CORP.

CONSOLIDATED STATEMENTS OF
CHANGES IN CASH RESOURCES

                                                                         Nine Months Ended
                                                                            September 30,
(US Dollars in thousands)                                               1997           1996
----------------------------------------------------------------------------------------------
                                                                            (Unaudited)
OPERATING ACTIVITIES

Net earnings (loss)                                                     $(37,583)     $ (8,482)

Items not involving cash:
Depreciation, depletion and
  provision for future reclamation and closure costs                       5,622         3,618
Amortization of deferred stripping                                           985         4,629
Amortization of debt issue costs                                             119          --
Gain on sale of mineral properties and investments                          (851)         (840)
Equity in loss of Zamora Gold Corp.                                          660         1,040
Property, plant and equipment write down (Note 2)                         33,000          --
                                                                        ----------------------
                                                                           1,952           (35)
Currency translation adjustment                                               67           (49)
Change in working capital
  excluding cash and cash equivalents                                     (2,196)       (3,719)
                                                                        ----------------------
                                                                            (177)       (3,803)
                                                                        ======================
INVESTING ACTIVITIES
Property, plant and equipment (Note 2)                                   (12,434)      (15,304)
Deferred stripping                                                        (4,865)         (512)
Investment in Zamora Gold Corp.                                             (520)         --
Proceeds from sale of mineral properties, equipment and investments          996         1,015
                                                                        ----------------------
                                                                         (16,823)      (14,801)
                                                                        ======================
FINANCING ACTIVITIES
Issue of share-purchase options                                              125           208
Issue of special warrants                                                 17,308
Long-term financing (Note 3)                                               9,300          --
                                                                        ----------------------
                                                                           9,425        17,516
                                                                        ======================
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                        (7,575)       (1,088)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                                      8,598        15,210
                                                                        ======================
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                                         $  1,023      $ 14,122
                                                                        ======================



The accompanying notes are an integral part of these consolidated financial statements.